Mail Stop 4720

October 28, 2009

Karl B. Wagner
Chief Financial Officer
Mednax, Inc.
1301 Concord Terrace
Sunrise, FL 33323

> **Re: Mednax, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File Number: 001-12111**

Dear Mr. Wagner:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director